Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: February 28, 2014

Having trouble viewing this e-mail? Click here to view the browser version. PLAYBOOK the Monthly Insights for RFMD employees March 2014 RFMD in the Spotlight at Mobile World Congress Once again, Barcelona was the epicenter of mobile tech at this week’s Mobile World Congress (MWC). The show grew to over 80,000 attendees this year, and RFMD was well represented in a new booth/meeting room combination that was sporting our Bob Bruggeworth new colors. President and CEO “We used Mobile World Congress as the launch pad for our new RF Fusion.” - Bob Bruggeworth We used Mobile World Congress as the launch pad for our new RF Fusion, which is an RF front end solution that helps solve the RF challenges for the world’s leading LTE smartphone and tablet manufacturers. RF Fusion combines the best performing power amplifiers, switches and filters tuned for optimal performance and integrated in a very small package. This new product is the culmination of over 12 months of design and development, and allows our key customers to get their new LTE world phones and tablets to market more quickly and with optimal performance. As the doors to MWC’s Fira de Barcelona were opening to the first guests on Monday, we announced our plans to merge with TriQuint and create a new leader in RF solutions. TriQuint CEO Ralph Quinsey joined us in Barcelona for a conference call to discuss the proposed merger, and we met with the investment community, key customers and other stakeholders during our week at Mobile World Congress in both the RFMD and TriQuint booth/meeting rooms. Early reaction to our merger proposal has been very positive. We will continue to operate as independent companies until we receive customary regulatory and shareholder approval, which we expect in the second half of 2014. Both companies understand the mobile market, so it was gratifying to make our joint announcement at such a fitting venue as Mobile World Congress. Not surprisingly, several of the leading mobile device makers unveiled new products at Mobile World Congress including Samsung, Nokia, Sony and BlackBerry among others. New smartphones, tablets and wearable devices such as new smartwatches grabbed a lot of attention at MWC. RFMD offers the technology and product leadership to improve the performance and efficiency of these devices which are helping fulfill the promise of a globally connected mobile society. We announced the addition of many new RFMD products to serve the mobile market at MWC, including an expanded offering of antenna control solutions as well new products to serve emerging markets through TD-LTE. RFMD also shared some recent successes of our Envelope Tracking solutions in 4G chipsets and smartphones. You might recall that ET was a hot topic at last year’s show, and now we’re seeing many of the ET platforms going into production – and with our ET PAs and power management ICs. Bob Bruggeworth and TriQuint CEO Ralph Quinsey discuss the merger with RCR Wireless editor Jeff Mucci

ET, Carrier Aggregation and Antenna Control continue to be keys to solving the challenge of faster data rates, global compatibility and extended battery life. They are also among the disciplines that separate RFMD from others in our space. Like the mobile market itself, RFMD will continue to change and evolve to become a more valuable company to its customers, investors, employees and the communities in which we live and work. We have charted an exciting course and I look forward to sharing more about our future plans in the coming weeks and months. Bob Bruggeworth President and CEO View past issues Contact us about any content issues Forward-Looking Statements This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements. No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Participants in the Solicitation RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.